                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 5)

                         TippingPoint Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   888011 10 3
                  ---------------------------------------------
                                 (CUSIP Number)

                                 James E. Cahill
                         7501B N. Capital of Texas Hwy.
                               Austin, Texas 78731
                                 (512) 681-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 22, 2001
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 pages)

__________________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

----------------------------                    ------------------------------

CUSIP No. 888011 10 3                              Page 2 of 9 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      John F. McHale
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,223,221
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,223,221
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,223,221
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------                       -----------------------------

CUSIP No. 888011 10 3                               Pages 3 of 9 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Kent A. Savage
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            291,948
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             291,948
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      291,948
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      7.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------                     --------------------------------

CUSIP No. 888011 10 3                                Page 4 of 9 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Kenneth A. Kalinoski
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            244,758
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             244,758
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
  ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      244,758
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
--------------------------                          --------------------------

CUSIP No. 888011 10 3                                    Page 5 of 9 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      David S. Lundeen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,867
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,867
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,867
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
--------------------------                                --------------------

CUSIP No. 888011 10 3                                        Page 6 of 9 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
      Watershed Capital I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            324,868
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             324,868
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      324,868
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

The response set forth in Item 1 is hereby amended and supplemented as follows:

The securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of TippingPoint Technologies, Inc., a Delaware corporation formerly known as Netpliance, Inc. (the "Issuer"), the principal executive offices of which are located at 7501B North Capital of Texas Highway, Austin, Texas 78731.

Effective August 20, 2001, the Issuer: (i) effected a reverse stock split of its Common Stock at a ratio of one-for-fifteen (the "Reverse Stock Split"); (ii) changed its corporate name and identity to TippingPoint Technologies, Inc. (the "Name Change"); and (iii) caused the trading symbol for its common stock to be changed from "NPLI" to "TPTI". Both the Reverse Stock Split and the Name Change are further described in the Form 8-K filed by the Issuer on August 20, 2001. All information contained in this statement with respect to a number of shares of Common Stock not otherwise amended in this amendment is hereby adjusted to reflect the Reverse Stock Split.

ITEM 2.  IDENTITY AND BACKGROUND

The response set forth in Item 2 is hereby amended and supplemented as follows:

     (d) Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his or its Common Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment,
         (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 5 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 1,223,221 shares of Common Stock of the Issuer. Mr. McHale's 1,223,221 shares include: (i) 1,202,173 shares held by Mr. McHale individually, and (ii) an aggregate of 21,048 shares held in trust for the benefit of family members of Mr. McHale; and exclude (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale's 1,223,221 shares of Common Stock represent approximately 30.2% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any member of the Buyout Group is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 51.7% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 4,045,986 shares of Common Stock issued and outstanding as of the record date for the Issuer's Special Meeting of Stockholders to be held October 24, 2001 filed with the Commission by the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 is hereby amended and supplemented as follows:

On September 10, 2001, Mr. McHale purchased 2,700 shares of the Issuer's Common Stock on the open market for $7.50 per share.

On October 11, 2001, Mr. McHale and Shaw Cablesystems Company ("Shaw") entered into a Stock Purchase Agreement, which is incorporated herein by reference and attached as Exhibit 99.23 hereto, pursuant to which, on October 22, 2001, Mr. McHale purchased 52,914 shares of Common Stock from Shaw for $6.60 per share. The shares of Common Stock purchased by Mr. McHale are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended, in that they were acquired by Shaw from the Company in a private placement in January 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.23 Stock Purchase Agreement by and between Mr. McHale and Shaw
              Cablesystems Company, dated October 11, 2001.

                                   SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Amendment No. 5 to Schedule 13D has been signed by the following persons on October 24, 2001.

                                 By:   /s/ JOHN F. MCHALE
                                      ------------------------------------------
                                       John F. McHale

                                 By:   *
                                      ------------------------------------------
                                       Kent A. Savage

                                 By:   *
                                      ------------------------------------------
                                       Kenneth A. Kalinoski

                                 By:   *
                                      ------------------------------------------
                                       David S. Lundeen

                                 WATERSHED CAPITAL I, L.P.

                                 By:   Watershed Capital G.P. I, L.P.,
                                       its general partner
                                       By:  Watershed Capital GP I, L.L.C,
                                            its general partner

                                       By: *
                                          --------------------------------------
                                          David S. Lundeen, Managing Member

                                 *        By: /s/ JOHN F. MCHALE
                                             -----------------------------------
                                             Attorney-in-Fact


                                                    APPENDIX A

----------------------------------------------------------------------------------------------------------------
Name                          Occupation                           Business or Residence             Citizenship
                                                                   Address
----------------------------------------------------------------------------------------------------------------
John F. McHale                Chairman and Chief Executive         7501B N. Capital of Texas Hwy.    USA
                              Officer of TippingPoint              Austin, TX 78731
                              Technologies, Inc.
----------------------------------------------------------------------------------------------------------------
Kent A. Savage                Chief Sales and Marketing Officer    7501B N. Capital of Texas Hwy.    USA
                              of TippingPoint Technologies, Inc.   Austin, TX 78731
----------------------------------------------------------------------------------------------------------------
Kenneth A. Kalinoski          Chief Technology Officer and Vice    108 Wild Basin Road               USA
                              President Development of Forgent     Austin, Texas  78746
                              Corporation
----------------------------------------------------------------------------------------------------------------
David S. Lundeen              Private Equity Investor; Director    7000 Bee Caves Road, Suite 250    USA
                              of TippingPoint Technologies, Inc.   Austin, TX  78753
----------------------------------------------------------------------------------------------------------------
Watershed Capital I, L.P.     Private Equity Investor              7000 Bee Caves Road, Suite 250    USA
                                                                   Austin, TX  78753
----------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit 99.23 Stock Purchase Agreement by and between Mr. McHale and Shaw
              Cablesystems Company, dated October 11, 2001.